March 12, 2010

Mr. Christian Windsor, Special Counsel

Mr. Marc Thomas, Senior Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cathay General Bancorp
Form 10-K for December 31, 2008
File Number 0-18630

Dear Mr. Windsor and Mr. Thomas:

On behalf of Cathay General Bancorp (the “Company”), this letter supplements and amends our letter dated March 10, 2010 which was in response to the comment letter dated March 4, 2010, to Mr. Chen from Mr. Windsor of the staff of the Securities and Exchange Commission (the “Commission”). The references to the comment letter are shown in bold face for convenience, and the Company’s responses are set forth below each reference.

We hereby supplement and amend our response to item #2 in the comment letter dated March 4, 2010 pertaining to our allowance for loan losses to add the following additional language at the end of the second paragraph of our prior response:

We considered the effect of a two-year migration analysis by recomputing our general loss factors based upon a two-year time frame as of December 31, 2009 and December 31, 2008. Our analysis indicated that the impact to the Allowance would be nominal. Although the Company has experienced an increased level of loan losses in 2008 and 2009, the shortening of the migration period from four years weighted more heavily to the past two years, to only two years has the effect of minimizing the impact of recent charge-offs on the population of pass-rated loans, as the majority of the charge-offs recorded in 2008 and 2009 were incurred from loans that were rated watch, special mention or substandard in the past two years. Because the Company has consistently utilized loss factors for Watch, Special Mention or Substandard loans that, in almost all cases, exceed the actual computed migration loss factors, there was no significant impact on the portion of the allowance for non-impaired, lower than Pass rated loans at either December 31, 2008 or December 31, 2009 as a result of recomputing the migration analysis based on a two-year migration period.

In addition, management reflected its consideration of the marked increase in charge-off activity in the level of the allowance via adjusting the environmental or qualitative factors throughout 2009, particularly in the second quarter of 2009 when it was evident that increased charge-offs, increased non-accrual levels and increases in classified and impaired loans totals all represented mounting evidence of the impact on our loan portfolio of the acceleration in the deterioration of economic conditions in our market area. Management’s response to addressing these trends by increasing the environmental/qualitative factors was discussed with and encouraged by our banking regulators. The Summary of Loan /Allowance Data schedule provided by the Company reflects the increase in the allowance allocation based on environmental factors from $32.7 million at December 31, 2008 to $59.9 million at December 31, 2009, or from .44% to .87% of gross loans at December 31, 2008 and December 31, 2009, respectively.

We hereby supplement and amend our response to item #3 in the comment letter dated March 4, 2010 pertaining to Troubled Debt Restructuring to report the number of loans for each type of concession as shown below:

	Accruing		Non-accrual		Total
	Amount	No. of Loans	Amount	No. of Loans	Amount	No. of Loans
	(Dollars in thousands)
As of December 31, 2009
Interest deferral	$8,864	1	$5,764	2	$14,628	3
Principal deferral.	34,716	9	9,322	6	44,038	15
Rate reduction	863	3	8,886	1	9,749	4
Rate reduction and forgiveness of principal	10,549	1	—	—	10,549	1
Rate reduction and payment deferral	—	—	17,637	3	17,637	3

Total	$54,992	14	$41,609	12	$96,601	26

As of December 31, 2008
Rate reduction	$924	3	$10,690	4	$11,614	7

Total	$924	3	$10,690	4	$11,614	7

We hereby supplement and amend our response to item #4 in the comment letter dated March 4, 2010 pertaining to CRE workouts to be as follows:

During 2009, we did not perform any CRE workouts as described in the comment letter dated March 4, 2010 using the A Note/B Note structure. We expect to utilize this structure during 2010 to the extent it makes sense in resolving problem credits, however, while we are pursuing this approach in a couple of instances we have yet to complete a restructure of this type at this point. Beginning with the first quarter in 2010 in which we utilize this structure, we will include expanded disclosure as follows:

A troubled debt restructuring (TDR) related to commercial real estate may involve splitting the original note into two or more separate notes with different terms. We refer to this strategy as an “A/B note split” because the structure of these splits results in a “A” note that is adequately supported by the existing cash flow and value of the collateral property and a “B” note that is not adequately supported by either the current cash flow or value of the collateral property.

The A note should generally meet the Bank’s customary underwriting standards and reflect pricing that is consistent with current standards for loans of similar quality. The B note, conversely, generally will not meet customary underwriting standards and will be priced at a significant discount relative to the A note. Since the collectability of the B note is unlikely, this note is immediately charged-off. The borrower maintains, however, a contractual obligation to pay the B note.

We believe that the A/B note split strategy provides an attractive opportunity to resolve problem loan situations as it provides a means to potentially restore to accrual status after a period of sustained performance a restructured loan that would otherwise reflect nonaccrual status and provides an opportunity for future recoveries through a partial or even complete collection on the B note if property values or the borrower’s financial conditions improve in the future. This strategy also provides a means to potentially return to accrual a loan that is currently nonaccrual and would likely remain so for an extended period of time if not for the restructure and A/B note split and also avoid the need for the Bank to foreclose and liquidate the collateral. The impact on interest income and risk grades is positive in that maintenance of accrual status or return to accrual status at the appropriate point allows us to recognize income on the loan and allows us to upgrade the loan from a classified grade to a higher grade, based on performance and other customary risk grading criteria.

The A note resulting from this restructure strategy will be designated a TDR until such time as the loan demonstrates sustained performance and we believe we will collect in full all amounts due under the modified terms of the note.

The A note resulting from an A/B note split of a loan that was restructured, while designated as nonaccrual, will remain on nonaccrual until the note has performed for six months, including the period prior to the restructure, if applicable, and thus sustained historical performance is achieved. In addition, restoration to accrual status requires that repayment and performance of the A note under modified terms is reasonably assured and are supported by a current, well documented analysis of the borrower’s financial condition and prospects for repayment under modified terms.

During the quarter ended March 31, 2010, the Company completed $___ million of A/B note splits of which $___ million was included as nonaccrual loans at March 31, 2010.

We hereby supplement our response to item #5 in the comment letter dated March 4, 2010 regarding interest reserves to add the additional sentence to the end of the second paragraph of our March 10, 2010 response:

Our policy limits in this regard are consistent with supervisory limits and range from 65% in the case of land to 85% in the case of 1- to 4-family residential construction projects.

We hereby supplement our response to item #6 in the comment letter dated March 4, 2010 regarding Impaired Loans to add the following to the beginning of our March 10, 2010 response:

Impaired Loans

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement based on current circumstances and events. The assessment for impairment occurs when and while such loans are on non-accrual as a result of delinquency status of over ninety days or receipt of information that indicates that full collection of principal is doubtful, or when the loan has been restructured in a troubled debt restructuring. Those loans with a balance less than our defined selection criteria, generally a loan amount less than $100,000, are treated as a homogeneous portfolio. If loans meeting the defined criteria are not collateral dependent, we measure the impairment based on the present value of the expected future cash flows discounted at the loan’s effective interest rate. If loans meeting the defined criteria are collateral dependent, we measure the impairment by using the loan’s observable market price or the fair value of the collateral. We obtain an appraisal to determine the amount of impairment at the date that the loan becomes impaired. The appraisals are based on “as is” or bulk sale valuations. To ensure that appraised values remain current, we generally obtain an updated appraisal every six months from qualified independent appraisers. Furthermore, if the most current appraisal is dated more than three months prior to the effective date of the impairment test, we validate the most current value with third party market data appropriate to the location and property type of the collateral. If third party market data indicates that the value of our collateral property values has declined since the most recent valuation date, we adjust downward the value of the property to reflect current market conditions. If the fair value of the collateral is less than the recorded amount of the loan, we then recognize impairment by creating or adjusting an existing valuation allowance with a corresponding charge to the provision for loan losses. If an impaired loan is expected to be collected through liquidation of the collateral, the amount of impairment, excluding disposal costs, is charged off against the allowance for loan losses. Nonaccrual impaired loans are not returned to accruing status unless the unpaid interest has been brought current and full repayment of the recorded balance is expected or if the borrower has made six consecutive monthly payments of the scheduled amounts due and are continued to be reviewed for continued impairment until they are no longer reported as troubled debt restructurings.

The Company identified impaired loans with a recorded investment of $390.3 million at December 31, 2009 of which 93.2% was secured by real estate, compared with $181.2 million at year-end 2008 of which 88.5% was secured by real estate, an increase of $238.7 million, or 132%. The Company considers all non-accrual loans to be impaired. The following table presents impaired loans, the related allowance and cumulative charge-offs, as of the dates indicated:

*            *            *            *

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen

Heng W. Chen

Executive Vice President

and Chief Financial Officer